SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 21)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer)

Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)

G20045202
(CUSIP Number)

Paul T. Cappuccio, Esq. Executive Vice President and General Counsel Time Warner Inc. One Time Warner Center New York, New York 10019 (212) 484-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2016
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G20045202			Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS Time Warner Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
263,709,279 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
263,709,279 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,709,279 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.0%[1] (See Item 5)

14	TYPE OF REPORTING PERSON
CO

 ____
(1) Excluding the shares of Class A Common Stock issuable upon the exercise of the Unit Warrants, Private Placement Warrants and Initial Warrants and upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on April 26, 2016, the 61,407,775 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 45% of the outstanding shares of CME Common Stock (See Item 5).

SCHEDULE 13D
CUSIP No. G20045202			Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS TW Media Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
263,709,279 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
263,709,279 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,709,279 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.0%[1] (See Item 5)

14	TYPE OF REPORTING PERSON
OO (See Item 2)

 ____
(1) Excluding the shares of Class A Common Stock issuable upon the exercise of the Unit Warrants, Private Placement Warrants and Initial Warrants and upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on April 26, 2016, the 61,407,775 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 45% of the outstanding shares of CME Common Stock (See Item 5).

SCHEDULE 13D
CUSIP No. G20045202			Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
263,709,279 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
263,709,279 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,709,279 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.0%[1] (See Item 5)

14	TYPE OF REPORTING PERSON
OO (See Item 2)

 ____
(1) Excluding the shares of Class A Common Stock issuable upon the exercise of the Unit Warrants, Private Placement Warrants and Initial Warrants and upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on April 26, 2016, the 61,407,775 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 45% of the outstanding shares of CME Common Stock (See Item 5).

Item 1. Security and Issuer
This Amendment No. 21 to Schedule 13D ("Amendment No. 21") amends the Schedule 13D originally filed on April 1, 2009 (the "Original 13D"), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D, on May 7, 2014 by Amendment No. 15 to Schedule 13D, on November 20, 2014 by Amendment No. 16 to Schedule 13D, on October 7, 2015 by Amendment No. 17 to Schedule 13D, on November 17, 2015 by Amendment No. 18 to Schedule 13D, on February 29, 2016 by Amendment No. 19 to Schedule 13D and on April 26, 2016 by Amendment No. 20 to Schedule 13D (the Original 13D as so amended, the "Schedule 13D"), filed by Time Warner Inc., a Delaware corporation ("Time Warner"), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner ("TW Media"), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media ("TW Holdings B.V." and, together with Time Warner and TW Media, the "Reporting Persons").  This Amendment No. 21 relates to the Class A Common Stock, par value $0.08 per share (the "Class A Common Stock"), of Central European Media Enterprises Ltd., a Bermuda company (the "Issuer") with its principal executive offices at O'Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Except as specifically amended by this Amendment No. 21, items in the Schedule 13D remain unchanged.

Item 5.  Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:
(a) As of the close of business on April 26, 2016, the Reporting Persons beneficially owned 263,709,279 shares of Class A Common Stock (consisting of (v) 61,407,775 shares of Class A Common Stock, (w) 46,822,524 shares of Class A Common Stock issuable upon exercise of the Unit Warrants (but not yet exercised), (x) 24,104,472 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants (but not yet exercised), (y) 30,000,000 shares of Class A Common Stock issuable upon exercise of the Initial Warrants (but not yet exercised) and (z) 101,374,508 shares of Class A Common Stock issuable as of April 26, 2016 upon the conversion of the Series B Convertible Redeemable Preferred Shares (but not yet converted)), representing approximately 78.0% of the outstanding shares of CME Common Stock. Excluding the shares of Class A Common Stock issuable upon the exercise of the Unit Warrants, Private Placement Warrants and Initial Warrants and the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on April 26, 2016, the Reporting Persons beneficially owned approximately 45% of the outstanding shares of CME Common Stock. As previously disclosed in Amendment No. 12 to Schedule 13D filed by the Reporting Persons on June 28, 2013, TW Holdings B.V. purchased 200,000 of the Series B Convertible Redeemable Preferred Shares on June 25, 2013. From and after June 25, 2016, TW Holdings B.V. may, at its option, convert the Series B Convertible Redeemable Preferred Shares into the number of shares of the Class A Common Stock determined by dividing (x) the accreted stated value of the Series B Convertible Redeemable Preferred Shares plus accrued and unpaid dividends by (y) the conversion price, which is currently $2.42 following adjustments to the conversion price in connection with the issuance of the Unit Warrants, Private Placement Warrants and Initial Warrants.  The adjustments were made pursuant to the
5

terms of the Certificate of Designation of the Series B Convertible Redeemable Preferred Shares. The initial stated value of the Series B Convertible Redeemable Preferred Shares accretes at an annual rate of 7.5%, compounded quarterly, from (and including) June 25, 2013 to (but excluding) June 25, 2016, and at an annual rate of 3.75%, compounded quarterly, from (and including) June 25, 2016 to (but excluding) June 25, 2018. The 78.0% of CME Common Stock that the Reporting Persons' beneficial ownership represents has been determined in accordance with Rule 13d-3, and thus was calculated by dividing (a) 263,709,279 shares of Class A Common Stock (the sum of the 61,407,775 shares of Class A Common Stock the Reporting Persons hold and the shares of Class A Common Stock the Reporting Persons would receive upon the exercise of the Unit Warrants, the Private Placement Warrants and the Initial Warrants and the conversion of the Series B Convertible Redeemable Preferred Shares – none of which has been exercised or converted by the Reporting Persons) by (b) 338,201,282 shares of Class A Common Stock (the sum of (i) the 135,899,778 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, both as of April 22, 2016, as disclosed in the Annual Report on Form 10-K/A for the year ended December 31, 2015 filed by the Issuer on April 27, 2016, plus (ii) 46,822,524 shares of Class A Common Stock issuable under the Unit Warrants, plus (iii) 24,104,472 shares of Class A Common Stock issuable under the Private Placement Warrants, plus (iv) 30,000,000 shares of Class A Common Stock issuable under the Initial Warrants, plus (v) 101,374,508 shares of Class A Common Stock issuable as of April 26, 2016 upon the conversion of the Series B Convertible Redeemable Preferred Shares), and such calculation should not be read as an indication of the Reporting Persons intentions with respect to exercising the Unit Warrants, Private Placement Warrants or Initial Warrants or converting the Series B Convertible Redeemable Preferred Shares. None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of Class A Common Stock other than as set forth herein.
(b) As of the close of business on April 26, 2016, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 263,709,279 shares of Class A Common Stock.

(c) Except as described in Item 6 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.
6

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2016

TIME WARNER INC.

By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: Executive Vice President, International & Corporate Strategy

TW MEDIA HOLDINGS LLC

By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: President

TIME WARNER MEDIA HOLDINGS B.V.

By:	/s/ Stephen N. Kapner
Name: Stephen N. Kapner
Title: Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below. Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, NY 10019. Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Howard M. Averill	Executive Vice President and Chief Financial Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing & Communications
Karen Magee	Executive Vice President and Chief Human Resources Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118 Ridgeland, MS 39157

William P. Barr	Former Attorney General of the United States	N/A

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A

Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer, Hilton Hotels Corporation (hospitality)	c/o BHIC LLC 2029 Century Park East, Suite 3500 Los Angeles, CA 90067

Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138

Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer SE (integrated multi-media company)	Axel Springer SE Axel-Springer-Strasse 65 10888 Berlin, Germany

Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Ave, NW Washington, DC 20036

Carlos M. Gutierrez	Chair, Albright Stonebridge Group (global strategy firm)	601 Thirteenth Street, NW 10th Floor Washington, DC 20005

Fred Hassan	Partner and Managing Director, Warburg Pincus LLC (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432

Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	One Financial Center, 39th Floor Boston, MA 02111

Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	Main Street Advisors, Inc. 3110 Main Street, Suite 310 Santa Monica, CA 90405

Deborah C. Wright	Senior Fellow in the Economic Opportunity and Assets Division, the Ford Foundation (non-profit organization) and Non-Executive Chairman, Carver Bancorp, Inc. (banking)	Ford Foundation 320 East 43rd Street New York, NY 10017

____________________
* Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below. The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Howard M. Averill	Executive Vice President and Chief Financial Officer, Time Warner Inc.
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy, Time Warner Inc.

____________________
* Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below. Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 Avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Manuel Urrutia**	Senior Vice President, International and Corporate Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, International, Time Warner Inc.

_________________
* Citizen of France
** Citizen of Colombia